UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: January 23, 2009

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: January 23, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release 09-02-TC	Date:	January 23, 2009

Teck’s Q4 2008 Financial Results February 16, 2009 and

Investors’ Conference Call February 17, 2009

Vancouver, BC – Teck will release its fourth quarter 2008 earnings results on Monday, February 16, 2009 after markets close.

The company will hold an investor conference call to discuss the fourth quarter 2008 earnings results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, February 17, 2009. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available at Teck's website at www.teck.com. The webcast will also be available at www.earnings.com. The webcast will be archived at www.teck.com until May 16, 2009 (approximately 90 days).

For further information, please contact:

Investor Relations Contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 699-4014

email: greg.waller@teck.com

Media Contact:

Sarah Goodman

Director, Corporate Affairs

Teck Cominco Limited

(604) 699 4407

email: sarah.goodman@teck.com